FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                               For March 29, 2007




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                        17B Edificio Comercial Rodrigues
                          599 Avenida Da Praia Grande,
                                  Macao, China
                    (Address of principal executive offices)

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          Deswell Industries Inc. Appoints New Chief Executive Officer

    MACAO--(BUSINESS WIRE)--Feb. 7, 2007--Deswell Industries, Inc. (Nasdaq: DSWL) announced that Mr. Franki S.F. Tse has been appointed Chief Executive Officer ("CEO") of the Company. Mr. Richard Lau has retired from the post of CEO but will remain Chairman of the Board.

    Mr. Tse, 43, has over 19 years experience in the tool-making, plastic injection and electronic OEM industry. He was most recently Vice President of Operations for Goodbaby Child Products Co. Ltd., a leading baby products manufacturing company in Shanghai, China with approximately 15,000 workers. From 2001 to 2005 Mr. Tse served as Director of marketing of Deswell's plastic subsidiary, Jetcrown Industrial (Dongguan) Ltd. During 1988 to 2000, Mr. Tse was in charge of China Sales Business Division of Qualidux Industrial Co., Ltd., an ODM/OEM plastics manufacturing group of companies. Mr. Tse received his MBA in Business Finance from the University of Lincoln, United Kingdom.

    Mr. Richard Lau, Chairman of Deswell Industries, commented, "I am very pleased to announce the appointment of Franki to the role of CEO. I worked with Franki while he was with Jetcrown and he unquestionably has the experience, leadership skill and energy to drive Deswell's long term growth. He is coming into the role at an exciting time. Jetcrown, our plastics subsidiary, has grown to be one of the premier injection molders in China with a state-of-the-art facility. Kwanasia, our electronic assembly subsidiary, has evolved over the past decade to become one of the most respected manufacturers of audio equipment. Franki's unique combination of operating and marketing skills make him the perfect individual for the job. I look forward to remaining active in the role as Chairman and advising and assisting management whenever necessary."

    About Deswell

    Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.

    To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.

    CONTACT: Institutional Marketing Services (IMS)
             John G. Nesbett, 203-972-9200
             jnesbett@institutionalms.com

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                For and on behalf of
                                                Deswell Industries, Inc.
                                                by

                                                /s/ Eliza Pang
                                                ------------------------
                                                Eliza Pang
                                                Chief Financial Officer

Date: March 23, 2007